PE
5-31-02

RECD S.E.C.

SEP - 5 2002

1086

02056906





TEAM INC.

2002 ANNUAL REPORT

PROCESSED

SEP 0 6 2002

THOMSON
FINANCIAL

TEAM Industrial Services, Inc.

X-R-I

CLIMAX
Portable Machine Tools, Inc.

Dear Fellow Shareholder,

We are delighted to report that our Company has again performed very well in our recently completed Fiscal Year 2002 and is well positioned for continued performance improvement in the coming year and beyond. For the third consecutive year our Company has achieved "double digit" revenue growth and a much greater corresponding growth in profits. In the past three years, Team, Inc. has grown sales 56%, operating profits 232%, and net income over 500%.

Our results and our outlook affirm the business strategy we have been pursuing for the past several years. Three years ago we expanded our industrial services offering with three complementary services - field machining, technical bolting, and NDT-NDE inspection - adding to our traditional on-stream leak repair, hot tapping, and emissions monitoring services. This expanded array of services, combined with our extensive 40-location US service network, position Team to capitalize on growing customer preferences to consolidate their service requirements with fewer service providers.

Business Highlights

Our industrial services business segment revenue for the year grew 12% to $74.5 million. As in past years, this composite growth has resulted from the combination of 40%+ annual growth in the new services combined with "single digit" growth in our traditional services. We are very pleased with our continuing growth and market share improvement. Our rapid new service growth rate reflects both our progress in extending these services to existing Team customers as well as new customer development. Our continuing growth in traditional services reflects the growing preference of customers toward the larger, more professional service providers such as Team.

During the year, Team, Inc. entered into two significant multiplant, multi-service arrangements with two major energy companies. We believe these are the first of many arrangements of this type. While we cannot be certain of winning every single opportunity, there are only a small number of service providers that have the potential capability to meet these requirements. Consequently, we see this trend as a very exciting growth opportunity for our Company. Today, over half the market is served by smaller single service, single location "Mom and Pop" companies. These companies will be disadvantaged with shifting customer procurement preferences. Despite all of our growth to date and our leading market position, Team's composite market share is about 10%. There is still significant future growth potential for the Company for the foreseeable future.

Our continuing focus on operational improvement is also paying dividends. Our safety performance - a key criteria for us internally and an increasingly important selection criteria for customers - continues to improve. Our OSHA recordable incident rate improved by approximately 1/3 in the past year. While we believe this performance is significantly better than competitors, we will not be satisfied until we reach zero! Our growing business base has also enabled us to continue improvement in personnel utilization. Total billed hours as a percentage of total paid hours improved two percentage points during the year.

Our Equipment Sales and Rental business segment rebounded from a year earlier loss. Revenue for the segment was $10.6 million, up 15% from weak prior year sales levels. We see continued improvement in the coming year due to a general strengthening in market demand, continued expansion of the rental business, and continued development of the Company's European business.

Financial Results

For the year ending May 31, 2002, our net earnings were $3.9 million ($.48 per share) on revenues of $85.1 million. Compared to the prior year, net income increased 43% on a sales increase of 12%. We were also pleased with the concurrent improvement in our balance sheet. During the year, Team was able to fully fund the working capital associated with its sales growth, fund $2.0 million in capital expenditures, reduce outstanding debt by about $1.6 million and repurchase about $2 million of stock. These results affirm the extremely attractive characteristics of Team's business model. Sales growth drives higher profit growth due to the inherent operating leverage in the business. The profitability and capital requirements of the business are such that additional external capital is not needed even with high internal business growth rates.

Company Value

We have been pleased with the increasing value of our Company. In the past year our common stock price and overall value have increased more than 150%. We believe this improvement is due to a combination of our continued strong operating performance and prospects plus a growing awareness of and interest in Team, Inc. from a broader base of investors and potential investors.

As examples of our expanding market profile, we were pleased that Sidoti & Company, a major small cap analyst firm, initiated company research coverage in March of this year with a BUY recommendation. In July, *Fortune* magazine named Team to its FSB 100 List - America's fastest growing small companies.

* * *

We appreciate your continuing interest and support in our Company. We are very proud of our Company and our 850 fellow employees. It is our privilege to be associated with this great team. We all look forward to continued success and improvement in the coming year.

Philip J. Hawk
Chairman and CEO

Kenneth M. Tholan
President and COO

TEAM INC.® 2002

PERFORMANCE HIGHLIGHTS

REVENUES


$55 Million
$67 Million
$76 Million
$85 Million
1999
2000
2001
2002

EARNINGS PER SHARE


.07
.18
.34
.48
1999
2000
2001
2002

THREE YEAR PERFORMANCE GROWTH

- **Sales . . . .+56%**
- **Operating Profit (EBIT) . . . . +232%**
- **Net Income . . . .+675%**
- **EPS. . . . .+586%**

SERVICES AND PRODUCTS



Leak Repair Services
Onsite, Onstream



Hot Tap Services
Line Stops and Freeze Stops



Emissions Control Services
LDAR Programs



Field Machining Services
Service, Sales, Rentals



Technical Bolting Services
Tensioning, Torquing



NDT-NDE Inspection
Services



Concrete Repair Services
Repairs and Restoration



Pipe Repair Products
Hardware, Sealants



Climax Portable
Machine Tools

03

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934**

For the fiscal year ended May 31, 2002

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934**

For the transition period from to

Commission File Number 0-9950

Team, Inc.
(Exact name of registrant as specified in its charter)

Texas (State of incorporation)	**74-1765729** (I.R.S. Employer Identification No.)
200 Hermann Drive, **Alvin, Texas** (Address of principal executive offices)	**77511** (Zip Code)

Registrant's telephone number, including area code: **(281) 331-6154**

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of Each Exchange on which Registered
Common Stock, $.30 par value	American Stock Exchange, Inc.

Securities registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

As of August 16, 2002, 7,760,242 shares of the registrant's common stock were outstanding, of which 5,265,883 were held by non-affiliates. The aggregate market value of common stock held by non-affiliates of the registrant (based upon the closing sales price of $8.15 per share on the American Stock Exchange, Inc. on such date) was $42,916,946.

DOCUMENTS INCORPORATED BY REFERENCE

Part III. Portions of the Definitive Proxy Statement for the 2002 Annual Meeting of Shareholders of Team, Inc. to be held September 26, 2002.

PART I

ITEM 1. *Business*

(a) General Development of Business

Team, Inc. ("Team" or the "Company"), incorporated in 1973, is a full service provider of specialized industrial services including leak repair, hot tapping, emissions control monitoring, field machining, technical bolting and non destructive testing/examination ("NDT-NDE") inspection services. These services are provided throughout the United States in approximately 40 locations.

The Company licenses its proprietary leak repair and hot tapping techniques and materials to various companies outside the United States and receives a royalty based upon revenues earned by the licensee. Additionally, the Company conducts operations through international locations in Singapore, Trinidad and Asia. To date, international operations have not been material to the overall operations of the Company.

Additionally, through its wholly-owned subsidiary, Climax Portable Machine Tools, Inc. ("Climax") of Newberg, Oregon, the Company is engaged in a separate business segment — equipment sales and rental. Climax is a leading designer-manufacturer of portable, metal cutting machine tools used for on-site industrial maintenance. The Climax acquisition provided the support for the Company's offering of on-site field machining services beginning in February of 1999.

(b) Financial Information about Segments

See Note 12 to accompanying financial statements for financial information about business segments.

(c) Narrative Description of Business

The Company operates in two reportable revenue generating segments — (1) industrial services and (2) equipment sales and rental. Industrial services consist principally of leak repair, hot tapping, emissions control monitoring, on-site field machining and inspection. The equipment sales and rentals segment is comprised of the Climax business. The following table sets forth the revenues (in thousands) from each segment in the three years ended May 31:

Segment	2002	2001	2000
Industrial Services	$74,513	$66,492	$56,053
Equipment Sales and Rentals	10,568	9,151	10,583
Total	$85,081	$75,643	$66,636

Industrial Services

The Company provides industrial services for over 2000 customers in the chemical, petrochemical, refining, pulp and paper, power, steel and other industries. Services include leak repair, hot tapping, emissions control, and, more recently, field machining and NDT inspection.

Leak Repair Services. The Company is the leader in the industry in providing on-stream repairs of leaks in piping systems and related equipment. In conjunction with its leak repair services, the Company markets a line of products, which includes both standard and custom-designed clamps and enclosures for plant systems and pipelines. The Company's leak repair services consist of on-stream repairs of leaks in pipes, valves, flanges and other parts of piping systems and related equipment primarily in the chemical, refining and utility industries. The Company uses specially developed techniques, sealants and equipment for repairs. Many of the Company's repairs are furnished as interim measures which allow plant systems to continue operating until more permanent repairs can be made during scheduled plant shutdowns.

The Company's leak repair services involve inspection of the leak by the Company's field crew who records pertinent information about the faulty part of the system and transmits the information to the Company's engineering department for determination of appropriate repair techniques. Repair materials such as clamps and enclosures are custom designed and manufactured at the Company's facility in Alvin, Texas and delivered to the job site. The Company maintains an inventory of raw materials and semi-finished clamps and enclosures to reduce the time required to manufacture the finished product. Installations of the clamps and enclosures for on-stream repair work are then performed by the field crew using, in large part, materials and sealants that are developed and produced by the Company.

The Company's manufacturing center has earned the international ISO-9001 certification for its engineering design and manufacturing operations. ISO-9001 is the most stringent of all ISO-9000 certification programs.

The Company's non-destructive repair methods do not compromise the integrity of its customer's process system and can be performed in temperatures ranging from cryogenic to 1,700 degrees Fahrenheit and with pressures from vacuum to 6,000 pounds per square inch. The Company's proprietary sealants are specifically formulated to repair leaks involving over 300 different kinds of chemicals.

Management attributes the success of its leak repair services to be substantially due to the quality and timely performance of its services by its highly skilled in-house trained technicians, its proprietary techniques and materials and its ability to repair leaks without shutting down the customer's operating system. On-stream repairs can prevent a customer's continued loss of energy or process materials through leaks, thereby avoiding costly energy and production losses that accompany equipment shutdowns, and also lessen fugitive emissions escaping into the atmosphere.

The Company has continued to develop different types of standard and custom-designed clamps, enclosures and other repair products, which complement the Company's existing industrial market for leak repair services. The Company's leak repair services are supported by an in-house Quality Assurance/Quality Control program that monitors the design and manufacture of each product to assure material traceability on critical jobs and to ensure compliance with customers' requirements.

Hot Tapping Services. The Company's hot tapping services consist primarily of hot tapping and Line-stop® services. Hot tapping services involve utilizing special equipment to cut a hole in an on-stream, pressurized pipeline so that a new line can be connected onto the existing line without interrupting operations. Hot tapping is frequently used for making branch connections into piping systems while the production process is operative. Line-stop® services permit the line to be depressurized downstream so that maintenance work can be performed on the piping system. The Company typically performs these services by mechanically drilling and cutting into the pipeline and installing a device to stop the process flow. The Company also utilizes a line freezing procedure when applicable to stop the process flow using special equipment and techniques.

Emissions Control Services. The Company also provides leak detection services that include fugitive emissions identification, monitoring, data management and reporting services primarily for the chemical, refining and natural gas processing industries. These services are designed to monitor and record emissions from specific process equipment components as requested by the customer, typically to assist the customer in establishing an ongoing maintenance program and/or complying with present and/or future environmental regulations. The Company prepares standard reports in conjunction with EPA requirements or can custom-design these reports to its customers' specifications.

Field Machining and Technical Bolting Services. The Climax acquisition in August 1998 provided the platform for the Company's entry into field machining services in February 1999. This service involves the use of portable machining equipment (manufactured by Climax, as well as third party vendors) to repair or modify in-place machinery, equipment, vessels and piping systems not easily removed from a permanent location. As opposed to the conventional machining process where the work piece rotates and the cutting tool is fixed, in field machining, the work piece remains fixed and the cutting tool rotates. Other common descriptions for this service are on-site or in-place machining. Field machining services include flange facing, pipe cutting, line boring, journal turning, drilling, and milling. Technical bolting services are often provided to our customers as an adjunct to field machining during turnaround or maintenance activities. These services involve the use of hydraulic or pneumatic equipment with bolt tightening techniques to achieve reliable and leak-free connections and also include bolt disassembly using hot bolting or nut splitting techniques.

Field machining and technical bolting services are offered to the Company's existing customer base through its extensive branch operations. In contrast to Team's other traditional industrial services which are performed while plant units are in operation (i.e., on-stream), field machining is an off-stream operation performed during piping isolations, shutdowns, or plant turnarounds.

Inspection Services. With the acquisition of XRI, the Company has incorporated NDT inspection as a core industrial service offering. Inspection services consist of the testing and evaluation of piping, piping components and equipment to determine the present condition and predict remaining operability. The Company's inspection services use all the common methods of non-destructive testing, including radiography, ultrasound, magnetic particle and dye penetrate, as well as, higher end robotic and newly developed ultrasonic systems. The Company provides these services as part of planned construction and maintenance programs and on demand as the situation dictates, and provides reports based on interpretation in accordance to industry and national standards. Inspection services are marketed to the same industrial customer base as other Team services and to the pipeline industry. There are a large number of companies offering mechanical inspection services, with no single company having a significant share of the overall market.

Marketing and Customers. Team's industrial repair services are marketed principally by personnel based at the Company's approximate 40 locations. Team has developed a cross-marketing program to utilize its sales personnel in offering many of the Company's services at its operating locations. Management believes that these operating and office locations are situated to facilitate timely response to customer needs, which is an important feature of its services. No customer accounted for 10% or more of consolidated Company revenues during any of the last three fiscal years.

Generally, customers are billed on a time and materials basis although some work may be performed pursuant to a fixed-price bid. Emission control services may also be billed based on the number of components monitored. Services are usually performed pursuant to purchase orders issued under written customer agreements. While some purchase orders provide for the performance of a single job, others provide for services to be performed for a term of one year or less. In addition, Team is a party to certain long-term contracts, which are enabling agreements only. Substantially all such agreements may be terminated by either party on short notice. The agreements generally specify the range of services to be performed and the hourly rates for labor. While contracts have traditionally been entered into for specific plants or locations, the Company has recently entered into multiple regional or national contracts, which cover multiple plants or locations.

The Company's industrial services are available 24 hours a day, seven days a week, 365 days a year. The Company typically provides various limited warranties for certain of its repair services. To date, there have been no significant warranty claims filed against the Company.

Business Risks. While the Company's management is optimistic about Team's future, maintaining and expanding customer relationships and service volumes are key elements of the Company's strategy. Weakness in the markets served by the Company could constrain demand. Although the Company has a diversified customer base, a substantial portion of its business is dependent upon the chemical and refining industry sectors. Competitive initiatives and/or poor service performance could also reduce the strength and breadth of current customer relationships and preference for the Company. Although management believes sufficient qualified personnel are available in most areas, no assurance can be made that such personnel will be available when needed

Competition. Competition in the Company's industrial services is primarily on the basis of service, quality, timeliness, and price. In general, competition stems from other outside service contractors and customers' in-house maintenance departments. Management believes Team has a competitive advantage over most service contractors due to the quality, training and experience of its technicians, its nationwide service capability, and due to the broad range of services provided, as well as its technical support and manufacturing capabilities supporting the service network. Management knows of two service contractors of a similar size with which the Company generally competes. Other principal competitors are primarily single-location or single-service companies that compete within a certain geographical area.

Equipment Sales and Rentals

In August, 1998 the Company entered a new business segment — equipment sales and rentals — through the acquisition of Climax, a leading design-manufacturer of portable machine tools located in Newberg, Oregon. Climax' standard tools offering consists of boring bars, pipe beveling tools, key mills, portable flange facers, and portable lathes. These tools are sold to end users in the utilities, refining, and extractive industries, or to other service providers and contractors, such as Team. In addition, Climax designs and manufactures customized machining tools for on-site machine repair, manufacturing, fabrication and construction applications.

Climax's design and manufacturing operations are conducted in a 30,000 square feet facility in Newberg, Oregon that is owned by the company and pledged to secure Team's bank debt (see Note 6 of Notes to the Consolidated Financial Statements). Climax uses state of the art equipment in its manufacturing process and maintains an inventory of raw materials, parts and completed machines as needed to support the current level of business. Most of the Company's orders for equipment are filled within 30 days of receipt. The Company believes that there are a limited number of original equipment manufacturers that compete with Climax and that it has a market share of approximately 10%. No single customer accounted for more than 10% of Climax revenues in fiscal 2002, 2001 or 2000.

General

Employees. As of May 31, 2002, the Company and its subsidiaries had approximately 850 employees in its operations. The Company's employees are not unionized. There have been no employee work stoppages to date, and management believes its relations with its employees are good.

Insurance. The Company carries insurance it believes to be appropriate for the businesses in which it is engaged. Under its insurance policies, the Company has per occurrence self-insured retention limits of $25,000 for general liability, $100,000 for professional liability, $250,000 for automobile liability and workers' compensation in most states. The Company has obtained fully insured layers of coverage above such self-retention limits. Since its inception, the Company has not been the subject of any significant liability claims not covered by insurance arising from the furnishing of its services or products to customers. However, because of the nature of the Company's business, there exists the risk that in the future such liability claims could be asserted which might not be covered by insurance.

Regulation. Substantially all of the Company's business activities are subject to federal, state and local laws and regulations. These regulations are administered by various federal, state and local health and safety and environmental agencies and authorities, including the Occupational Safety and Health Administration ("OSHA") of the U.S. Department of Labor and the EPA. The Company's training programs are required to meet certain OSHA standards. Expenditures relating to such regulations are made in the normal course of the Company's business and are neither material nor place the Company at any competitive disadvantage. The Company does not currently expect to expend material amounts for compliance with such laws during the ensuing two fiscal years.

From time-to-time in the operation of its environmental consulting and engineering services, the assets of which were sold in 1996, the Company handled small quantities of certain hazardous wastes or other substances generated by its customers. Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (the "Superfund Act"), the EPA is authorized to take administrative and judicial action to either cause parties who are responsible under the Superfund Act for cleaning up any unauthorized release of hazardous substances to do so, or to clean up such hazardous substances and to seek reimbursement of the costs thereof from the responsible parties, who are jointly and severally liable for such costs under the Superfund Act. The EPA may also bring suit for treble damages from responsible parties who unreasonably refuse to voluntarily participate in such a clean up or funding thereof. Responsible parties include anyone who owns or operates the facility where the release occurred (either currently and/or at the time such hazardous substances were disposed of), or who by contract arranges for disposal, treatment, or transportation for disposal or treatment of a hazardous substance, or who accepts hazardous substances for transport to disposal or treatment facilities selected by such person from which there is a release. Management believes that its risk of liability is minimized since its handling consisted solely of maintaining and storing small samples of materials for laboratory analysis that are classified as hazardous. The Company does not currently carry insurance to cover liabilities which the Company may incur under the Superfund Act or similar environmental statutes due to its prohibitive costs.

Patents. While the Company is the holder of various patents, trademarks, and licenses, the Company does not consider any individual property to be material to its consolidated business operations.

ITEM 2. ***Properties***

Team and its subsidiaries own real estate and office facilities in the Alvin, Texas area totaling approximately 88,000 square feet of floor space. These facilities are comprised of a corporate office and training building and a manufacturing facility for clamps, enclosures and sealants. The Company also owns real estate and facilities in Newberg, Oregon, which is the manufacturing facility and corporate office of Climax. All of those facilities are pledged as security for the Company's credit facility. (See Note 6 of Notes to Consolidated Financial Statements.) The Company and its subsidiaries also lease 36 office and/or plant and shop facilities at separate locations in 17 states.

The Company believes that its property and equipment, as well as that of its subsidiaries, are adequate for its current needs, although additional investments are expected to be made in additional property and equipment for expansion, replacement of assets at the end of their useful lives and in connection with corporate development activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 10 of Notes to Consolidated Financial Statements for information regarding lease obligations on these properties.

ITEM 3. ***Legal Proceedings***

In May 2002, a jury verdict was rendered against the Company in an employment related case brought in the United States District Court for the Western District of Louisiana. The case involves allegations of misconduct by personnel in one of the Company's branches during the years 1998 and 1999. In August 2002, the Court ruled on certain post-trial motions and determined that, with respect to one of the two plaintiffs, a $300,000 judgment will be entered against the Company. With respect to the second plaintiff, the Court set aside the jury verdict on most points and granted the Company's motion for a new trial on a specific issue. The Company is presently evaluating its legal options with respect to this case. In management's opinion, an adequate accrual has been made in the financial statements as of May 31, 2002 to provide for the probable amount of loss in this case.

In December 2001, the Company was named a defendant in a lawsuit, along with 18 other parties, alleging that a former subsidiary, French Ltd. ("French"), was involved in the illegal disposal of hazardous substances during the years 1969 and 1970. The plaintiff's allege that Team is a successor-in-interest to French and is, therefore, liable for contribution to a settlement embodied in a consent decree entered into by the plaintiffs with the EPA in 1998. French was acquired by Team in 1978 and sold back to its prior owner in 1984. The case is early in the discovery stage and the Company is unable to estimate a range of potential loss, if any, with respect to this matter. However, the Company vigorously denies that it is a successor-in-interest of French and that it has any responsibility in this matter.

The Company and certain subsidiaries are involved in various other lawsuits and are subject to various claims and proceedings encountered in the normal conduct of business. In the opinion of management, any uninsured losses that might arise from these lawsuits and proceedings will not have a materially adverse effect on the Company's consolidated financial statements.

ITEM 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2002.

PART II

ITEM 5. *Market for Team's Common Equity and Related Stockholder Matters*

(a) Market Information

Team's common stock is traded on the American Stock Exchange, Inc. under the symbol "TMI". The table below reflects the high and low sales prices of the Company's common stock on the American Stock Exchange by fiscal quarter for the fiscal years ended May 31, 2002 and 2001, respectively.

	Sales Price	
	High	Low
Fiscal 2002		
Quarter Ended:		
August 31	$5.80	$3.00
November 30	6.50	4.70
February 28	7.49	5.73
May 31	9.29	5.96
Fiscal 2001		
Quarter Ended:		
August 31	$3.06	$1.75
November 30	3.00	1.63
February 28	4.13	2.75
May 31	3.25	2.05

(b) *Holders*

There were 311 holders of record of Team's common stock as of August 16, 2002, excluding beneficial owners of stock held in street name. Although exact information is unavailable, the Company estimates there are approximately 1,300 additional beneficial owners based upon information gathered in connection with proxy solicitation.

(c) *Dividends*

No dividends were declared or paid in fiscal 2002, 2001 or 2000. Pursuant to the Company's Credit Agreement, the Company may not pay dividends without the consent of its primary lender. Additionally, future dividend payments will continue to depend on Team's financial condition, market conditions and other matters deemed relevant by the Board of Directors.

(d) *Stock Repurchase Plan*

In fiscal 2002, the Company repurchased 435,000 shares of its outstanding common stock at a weighted average price of $4.59 per share, including 235,000 shares repurchased in a self-tender offer completed in June 2001 and 200,000 shares reacquired through open market purchases. As of May 31, 2002, the Company is authorized by its Board of Directors and lender to expend up to an additional $1.6 million on open market repurchases.

ITEM 6. *Selected Financial Data*

The following is a summary of certain consolidated financial information regarding the Company for the five years ended May 31, 2002 (amounts in thousands, except per share data):

	Fiscal Years Ended May 31,				
	2002	2001	2000	1999	1998
Revenues	$85,081	$75,643	$66,636	$54,632	$45,457
Net income	$ 3,909	$ 2,740	$ 1,471	$ 505	$ 1,423
Net income per share: basic	$ 0.51	$ 0.34	$ 0.18	$ 0.07	$ 0.24
Net Income per share: diluted	$ 0.48	$ 0.34	$ 0.18	$ 0.07	$ 0.23
Weighted average shares outstanding: basic	7,664	8,015	8,238	7,547	5,947
Weighted average shares outstanding: diluted	8,229	8,122	8,283	7,741	6,112
Cash dividend declared, per common share	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00

Balance Sheet Data

	May 31,				
	2002	2001	2000	1999	1998
Total assets	$51,189	$47,996	$48,384	$47,765	$27,109
Long-term debt and other long-term liabilities	$13,019	$14,845	$17,409	$20,224	$ 6,042
Stockholders' equity	$28,182	$24,812	$23,137	$21,526	$15,534
Working capital	$18,693	$16,801	$14,909	$15,736	$13,078

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Fiscal 2002 Compared to Fiscal 2001

Revenues in 2002 were $85.1 million compared to $75.6 million in 2001, an increase of 12.5%. This double-digit revenue growth resulted in significant operating leverage for the Company with operating profits (earnings before interest and taxes, or "EBIT") increasing by 24.1% to $7.2 million in 2002 as compared to $5.8 million in 2001. Operating profits in fiscal 2002 were impacted by a $368 thousand non-cash charge related to management stock options and by a severance charge in the Climax business of $173 thousand. In contrast, operating profits in fiscal 2001 benefited from other income (primarily gains on asset sales) of $278 thousand. Without regard to those elements of other income and expense, the operating profit improvement would have been 40.2% year over year.

The improvement in operating results in 2002 was attributable both to the continued growth in newer services offered by the industrial services segment, as well as a rebound in profitability of the equipment sales and rental segment. With respect to industrial services, newer services comprise those services whose offerings began during fiscal year 1999 — NDT inspection, field machining and technical bolting. Traditional services include leak repair, hot tapping and fugitive emissions monitoring.

The following sets forth the revenue composition of industrial services between new and traditional services:

	2002	2001	Increase $	Increase %
Traditional services	$51,036,000	$50,130,000	$ 906,000	1.8%
New services	23,477,000	16,362,000	7,115,000	43.5%
	$74,513,000	$66,492,000	$8,021,000	12.1%

As the table illustrates, year over year revenue growth in the industrial services segment came primarily from the newer service lines, which grew at a 43.5% rate. This growth has come primarily as a result of market share gains earned by improving the penetration of new service offerings to the Company's traditional customer base as well as an increase in the demand for our inspection services to the pipeline industry due to new pipeline construction and increased regulatory activities in the pipeline industry.

Management believes that demand for the Company's traditional services is, generally, a function of the population of high-temperature, high-pressure piping systems. Demand is also somewhat related, especially for leak repair and hot tapping, to the operating performance of our customers — particularly in the refining, pipeline, and petrochemical industries. Generally, as those customers' margins improve, more funds are expended for the specialized industrial services offered by the Company. Through the third quarter which ended February 28, 2002, traditional service revenues were 1% behind year over year amounts due to a significant softening in third quarter demand. In the fourth quarter ended May 31, 2002, revenues from traditional services grew at a 9% rate in comparison to the fourth quarter of fiscal 2001, resulting in the nearly 2% increase for the year overall. The fourth quarter strengthening was impacted by two new multi-location, multi-service contracts which came on-stream during the quarter.

The equipment sales and rental segment also achieved a strong rebound during the fourth quarter of the year. Through the third quarter, the segment had operated at a small loss year to date, partially due to the recognition of $173 thousand of costs associated with a reduction in work force implemented in December 2001. In the fourth quarter, revenues increased 34.5% compared to the same quarter of fiscal 2001 due principally to a $700 thousand shipment to the U.S. Navy. As a result of the strong revenue growth, operating profits for the segment were nearly $600 thousand in the fourth quarter. This strong performance in the quarter resulted in an operating profit for the year of $547 thousand, a $736 thousand improvement over the loss reported last year of $189 thousand.

Overall, gross margins were 41.7% of revenues in fiscal 2002 as compared to 40.4% in fiscal 2001. The improvement reflects better margins in both the industrial services segment and the equipment sales and rental segment. Industrial services margins improved primarily in the NDT inspection line due to better performance in Texas locations. Climax margins improved due to cost reductions efforts and due to the business rebound experienced in the fourth quarter.

Selling, general and administrative expenses were 32.5% of revenues in fiscal 2002 versus 33.1% of revenues in fiscal 2001. This reduction in SG&A expenses as a percentage of revenues illustrates the operating leverage that management believes exists in the business — double-digit revenue growth will result in a faster rate of increase in profits since revenue growth can be supported without a proportionate increase in selling, general and administrative costs.

The non-cash G&A compensation expense of $368 thousand in fiscal 2002 was related to the vesting of performance stock options previously awarded to the Company's chief executive officer. When the CEO joined the Company in 1998, he was awarded 200,000 performance-based stock options at the market price on the date of award of $3.625 per share. One third of these options vest upon the sustained achievement of average stock prices of $7.00, $10.50, and $14.00 per share. The first standard was met near the end of May 2002, when the price of Team's stock was $9.15 per share. Consequently, at that time, the Company was required to recognize a non-cash G&A compensation charge associated with one third of the options (approximately $0.03 per share, net of tax benefit).

Income tax expense as a percent of pre-tax income was 38.4% in fiscal 2002 as compared to 35.0% in fiscal 2001. The 2001 tax rate reflects a $400,000 tax benefit associated with the liquidation of a small subsidiary in the United Kingdom in that year.

Fiscal 2001 Compared to Fiscal 2000

Revenues in 2001 were $75.6 million compared to $66.6 million in 2000, an increase of 13.5%. This double-digit revenue growth resulted in significant operating leverage for the Company with operating profits (earnings before interest and taxes, or "EBIT") increasing by 41.5% to $5.8 million in 2001 as compared to $4.1 million in 2000.

The improvement in operating results in 2001 was attributable to the industrial services segment whose revenues increased by $10.4 million, or 18.6%, to $66.5 million. EBIT for the industrial services segment was $9.8 million, an increase of 35.3% over 2000. The revenue growth occurred in both traditional service lines —

leak repair, hot tapping, and emissions control monitoring — and in the newer service lines — inspection, field machining and technical bolting.

Revenue from traditional service lines grew by 15% over fiscal 2000, which is a result of a combination of factors: (1) fiscal 2001 was a strong year for refining margins, which results in an increased demand for the Company's on-stream service offerings to avoid the necessity of our customers having to shut-down operating units; (2) we obtained significant new contracts for fugitive emissions monitoring in fiscal 2001 as a result of a trend toward customers' out-sourcing of these compliance functions to professional service providers such as Team, coupled with an increase in enforcement actions by federal and state agencies, and (3) an increase in market penetration for our traditional services.

Team's newer services grew at an even faster rate — with revenue from inspection, field machining and technical bolting growing by 44% over fiscal 2000. The rapid growth in these services is a result of two primary factors: (1) an increase in the demand for our inspection services to the pipeline industry due to new pipeline construction and increased regulatory activities in the pipeline industry; and (2) a continuing penetration of our newer services within our existing customer base.

In contrast to the services segment, the equipment sales and rental segment experienced a disappointing fiscal 2001, with sales of $9.2 million being 13.5% less than the fiscal 2000 amount, with the significant portion of the reduction coming in the first half of the year. Management believes the sales decline is due primarily to a softness in capital equipment markets.

Overall, gross margins were 40.4% of revenues in fiscal 2001 as compared to 42.6% in fiscal 2000. The reduction is associated with the severely depressed margins at Climax during the first half of fiscal 2001 and due to pricing concessions to sustain the growth in services revenues. The decline in margins was compensated for by an overall reduction in selling, general and administrative expenses, which were 33.1% of revenues in fiscal 2001 versus 36.7% of revenues in fiscal 2000. This reduction in SG&A expenses as a percentage of revenues illustrates the operating leverage that management believes exists in the business — double-digit revenue growth will result in a faster rate of increase in profits since revenue growth can be supported without a proportionate increase in selling, general and administrative costs.

Income tax expense as a percent of pre-tax income was 35.0% in fiscal 2001 as compared to 41.5% in fiscal 2000 due to the recognition of a $400,000 effective tax benefit associated with the liquidation of a small subsidiary in the United Kingdom in 2001.

Liquidity and Capital Resources

At May 31, 2002, the Company's liquid working capital (cash and accounts receivable, less current liabilities) totaled $8.7 million, an increase of $900 thousand since May 31, 2001. The Company utilizes excess operating funds to automatically reduce the amount outstanding under the revolving credit facility. At May 31, 2002, the outstanding balance under the revolving credit facility was $5.9 million and approximately $5.2 million was available to borrow under the facility.

During fiscal 2002, the Company reduced its total outstanding debt by $1.6 million as a result of cash flow from operations. In fiscal 2002, the Company also expended $2.0 million to reacquire an additional 435,000 shares of its common stock, including 235,000 shares pursuant to a self-tender offer and 200,000 on the open market pursuant to a stock repurchase plan.

In the opinion of management, the Company currently has sufficient funds and adequate financial sources available to meet its anticipated liquidity needs. Management believes that cash flows from operations, cash balances and available borrowings will be sufficient for the foreseeable future to finance anticipated working capital requirements, capital expenditures and debt service requirements.

The Company has a $24 million bank credit facility that consists of: (i) a $12,500,000 revolving loan, which matures September 30, 2003, (ii) $9,500,000 in term loans for business acquisitions and (iii) a $2,000,000 mortgage loan. Amounts borrowed against the term loans are due in quarterly installments in the amount of $339,000 until the loans mature on September 30, 2003. Amounts borrowed against the mortgage loan are repaid in quarterly installments of $31,000 until its maturity date of September 30, 2008. Amounts outstanding under the credit facility bear interest at a marginal rate over either the LIBOR rate or the prime rate. At May 31, 2002, the Company's marginal rate was 1.5% over the LIBOR rate. The weighted average rate on outstanding borrowings at May 31, 2002 is approximately 4.3%. The Company also pays a commitment fee of .25% per annum on the average amount of the unused availability under the revolving loan.

The Company entered into an interest rate swap agreement that expires in September, 2003 and which qualifies as a cash flow hedge under SFAS No. 133. The agreement was entered into in 1998 to hedge the exposure of an increase in interest rates. Pursuant to this agreement, which covers approximately $2.9 million of outstanding debt, the Company exchanged a variable LIBOR rate for a fixed LIBOR rate of approximately 5.2%. Two other swap agreements, covering approximately $3.5 million, expired on December 31, 2001.

As the interest rates on the credit facility are based on market rates, the fair value of amounts outstanding under the facility approximate the carrying value. The interest rate swap agreements, which have no carrying value, had a negative mark-to-market value of approximately $92,000 and $56,000 at May 31, 2002 and 2001, respectively. The fair value of interest rate swaps is estimated by discounting expected cash flows using quoted market interest rates.

Loans under the credit facility are secured by substantially all of the assets of the Company. The terms of the agreement require the maintenance of certain financial ratios and limit investments, liens, leases and indebtedness, and dividends, among other things. At May 31, 2002 and 2001, the Company was in compliance with all credit facility covenants.

At May 31, 2002, the Company was contingently liable for $1.4 million in outstanding stand-by letters of credit and, at that date, approximately $5.2 million was available to borrow under the credit facility.

Critical Accounting Policies

Goodwill — The Company has $10.0 million of recorded goodwill associated with business acquisitions made in fiscal year 1999. Of that amount, approximately $6.8 million is associated with the industrial services segment and $3.2 million is associated with the equipment sales and rental business. Through May 31, 2002, Goodwill was being amortized over 40 years and its carrying value was periodically evaluated using management's estimate of future undiscounted cash flows in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Under SFAS No. 121, there has been no impairment of the Company's recorded goodwill. Effective at the beginning of the Company's next fiscal year, June 1, 2002, we will adopt the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", which requires that goodwill no longer be amortized but that it be reviewed for impairment annually using a methodology that is different than the methodology required under SFAS No. 121. Management is presently evaluating the impact of SFAS No. 142 on the consolidated financial statements. At present, management does not expect there to be any adjustment to the carrying value of goodwill as a result of the implementation of SFAS No. 142.

Revenue Recognition — The Company derives its revenues by providing a variety of industrial services including leak repair, hot tapping, emissions control services, field machining and inspection services. In addition, the Company sells and rents portable machine tools through one of its subsidiaries. For all of these services, revenues are recognized when services are rendered or when product is shipped and risk of ownership passes to the customer.

Deferred Income Taxes — The Company records deferred income tax assets and liabilities related to temporary differences between the book and tax bases of assets and liabilities. The Company computes its deferred tax balances by multiplying these temporary differences by the current tax rates. If deferred tax assets exceed deferred tax liabilities, the Company must estimate whether those net deferred asset amounts will be realized in the future. A valuation allowance is then provided for the net deferred asset amounts that are not likely to be realized. As of May 31, 2002 management believes that it is more likely than not that the Company will have sufficient future taxable income to allow it to realize the benefits of the net deferred tax assets. Accordingly, no valuation allowance has been recorded.

Loss Contingencies — The Company is involved in various lawsuits and claims encountered in the normal course of business. When such a matter arises and periodically thereafter, management consults with its legal counsel and evaluates the merits of the claim based on the facts available at that time. Currently, the Company is involved with two significant matters, which are summarized in Legal Proceedings above. In management's opinion, an adequate accrual has been made as of May 31, 2002 to provide for any losses that may arise from these contingencies.

Other Contractual Obligations and Commercial Commitments

The Company enters into capital leases related to certain computer and equipment and software, as well as operating leases related to facilities and transportation and other equipment. These operating leases are over terms ranging from one to five years with typical renewal options and escalation clauses.

The Company is occasionally required to post letters of credit generally issued by a bank as collateral under certain agreements. A letter of credit commits the issuer to remit specified amounts to the holder, if the holder demonstrates that the Company has failed to meet its obligations under the letter of credit. If this were to occur, the Company would be obligated to reimburse the issuer for any payments the issuer was required to remit to the holder of the letter of credit. To date, the Company has not had any claims made against a letter of credit that resulted in a payment made be the issuer or the Company to the holder. The Company believes that it is unlikely that it will have to fund claims made under letters of credit in the foreseeable future.

At May 31, 2002, the Company's contractual obligations are summarized as follows:

Year ending May 31,	Capital Leases	Operating Leases	Debt Obligations	Total
2003	$32,000	$2,926,000	$ 1,512,000	$ 4,470,000
2004	—	2,168,000	10,794,000	12,962,000
2005	—	1,269,000	125,000	1,394,000
2006	—	397,000	125,000	522,000
2007	—	40,000	125,000	165,000
Thereafter	—	—	809,000	809,000
Total	$32,000	$6,800,000	$13,490,000	$20,322,000

New Accounting Standards

Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and No. 138, became effective for the Company as of June 1, 2001. Those statements establish accounting and reporting standards requiring that all derivative instruments be recorded as either assets or liabilities measured at fair value. These statements also require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, which includes an assessment of the effectiveness of the hedging instrument. The effective portion of the change in the fair value of derivatives used as cash flow hedges are reported as other comprehensive income, with all other changes reported in net income.

The Company's only derivative instrument is an interest rate swap agreement that expires in September, 2003 and which qualifies as a cash flow hedge under SFAS No. 133. The agreement was entered into in 1998 to hedge the exposure of an increase in interest rates. Pursuant to this agreement, which covers approximately $2.9 million of outstanding debt, the Company exchanged a variable LIBOR rate for a fixed LIBOR rate of approximately 5.2%. Two other swap agreements, covering approximately $3.5 million, expired on December 31, 2001.

Adoption of this new accounting standard resulted in a before tax charge to other comprehensive income of $56 thousand on June 1, 2001. During fiscal 2002, there has been an additional before tax charge to other comprehensive income of $36 thousand to reflect the increase in the mark-to-market liability associated with the swaps resulting from the continued reduction in variable rates below the fixed rate obtained by the

Company. In fiscal 2002 interest expense includes approximately $113 thousand pertaining to settlements under the swap agreements. Approximately $69 thousand of the amounts in accumulated other comprehensive loss will be reclassified to interest expense over the course of the next twelve months.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141 *Accounting for Business Combinations* and SFAS No. 142 *Accounting for Goodwill and Other Intangible Assets.* SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting and prohibits the pooling-of-interest method for business combinations initiated after June 30, 2001. According to SFAS No. 142, goodwill that arises from purchases after June 30, 2001 cannot be amortized. In addition, SFAS No. 142 requires the continuation of the amortization of goodwill and all amortizable intangible assets through the end of the fiscal year preceding the adoption year, but amortization of existing goodwill will cease on the first day of the adoption year. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Accordingly, the Company will adopt SFAS No. 142 as of the beginning of its next fiscal year that commences June 1, 2002.

The Company has six months from the date it initially applies SFAS No. 142 to test goodwill for impairment and any impairment charge resulting from the initial application of the new standard must be classified as the cumulative effect of a change in accounting principle. Thereafter, goodwill should be tested for impairment at least annually and impairment losses will be presented in the operating section of the income statement. Management is currently assessing the impact that the adoption of SFAS No. 142 will have on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The statement applies to legal obligations associated with the retirement of long-lived assets, except for certain obligations of lessees. SFAS 143 is effective for the Company in June 2003. Management is in the process of evaluating the impact of the adoption of Statement 143.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections," was issued in April 2002. SFAS No. 145 provides guidance for income statement classification of gains and losses on extinguishment of debt and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 is effective for the Company in June 2003. The Company is evaluating the impact of SFAS No. 145.

SFAS No. 146, "Accounting for Exit or Disposal Activities" was issued in June 2002. SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS No. 146 is effective for the Company in June 2003. The Company is evaluating the impact of SFAS No. 146.

Disclosure Regarding Forward-Looking Statements

Any forward-looking information contained herein is being provided in accordance with the provisions of the Private Securities Litigation Reform Act. Such information is subject to certain assumptions and beliefs based on current information known to the Company and is subject to factors that could result in actual results differing materially from those anticipated in any forward-looking statements contained herein. Such factors include domestic and international economic activity, interest rates, market conditions for the Company's customers, regulatory changes and legal proceedings, and the Company's successful implementation of its internal operating plans. Accordingly, there can be no assurance that any forward-looking statements contained herein will occur or that objectives will be achieved.

ITEM 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

The Company has a credit facility and interest rate swap agreements, which subject the Company to the risk of loss associated with movements in market interest rates. At May 31, 2002, the Company has floating-rate obligations totaling $13.5 million outstanding under its credit facility (see Note 6 to the Company's

Consolidated Financial Statements). The exposure of these obligations to increases in short-term interest rates is limited in part by an interest rate swap agreement entered into by the Company. This swap agreement effectively fixes the interest rate on approximately $2.9 million of the Company's variable rate debt. Under these swap agreements, payments are made based on a fixed rate of 5.19% and received on a LIBOR based variable rate. Any change in the value of the swap agreements, real or hypothetical, would be offset by an inverse change in the value of the underlying hedged item. With respect to the remaining $10.6 million of floating-rate debt not covered by swap agreements, a 1% increase in interest rates could result in an annual increase in interest expense of $100 thousand.

ITEM 8. *Consolidated Financial Statements and Supplementary Data*

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of Team, Inc.
Alvin, Texas

We have audited the accompanying consolidated balance sheet of Team, Inc. and subsidiaries as of May 31, 2002, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Team, Inc. and subsidiaries as of May 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2002.

KPMG LLP

Houston, Texas
July 16, 2002, except as to the first paragraph of
Note 10, which is as of August 27, 2002.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of Team, Inc.
Alvin, Texas

We have audited the accompanying consolidated balance sheet of Team, Inc. and subsidiaries as of May 31, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Team, Inc. and subsidiaries as of May 31, 2001, and the results of its operations and its cash flows for each of the two years in the period ended May 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Houston, Texas
July 12, 2001

TEAM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	May 31, 2002	May 31, 2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 823,000	$ 968,000
Receivables, net	17,250,000	14,608,000
Inventories	8,802,000	8,245,000
Deferred income taxes	685,000	511,000
Prepaid expenses and other current assets	513,000	248,000
Total Current Assets	28,073,000	24,580,000
Property, Plant and Equipment:		
Land and buildings	7,173,000	7,109,000
Machinery and equipment	20,483,000	18,816,000
	27,656,000	25,925,000
Less: accumulated depreciation and amortization	15,719,000	14,139,000
	11,937,000	11,786,000
Goodwill, net of accumulated amortization of $922,000 and $648,000	10,049,000	10,341,000
Other assets, net	712,000	861,000
Restricted cash	418,000	428,000
Total Assets	$51,189,000	$47,996,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 1,512,000	$ 1,536,000
Accounts payable	2,953,000	1,957,000
Other accrued liabilities	4,294,000	3,276,000
Current income taxes payable	621,000	1,010,000
Total Current Liabilities	9,380,000	7,779,000
Deferred income taxes	435,000	343,000
Long-term debt	11,978,000	13,531,000
Other long-term liabilities	1,041,000	1,314,000
Minority Interest	173,000	217,000
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, 500,000 shares authorized, none issued	—	—
Common stock, par value $.30 per share, 30,000,000 shares authorized; 8,331,132 and 8,342,654 shares issued	2,499,000	2,503,000
Additional paid-in capital	32,961,000	32,257,000
Accumulated deficit	(4,670,000)	(8,579,000)
Accumulated other comprehensive loss	(57,000)	—
Treasury stock at cost, 658,520 and 459,420 shares	(2,551,000)	(1,369,000)
Total Stockholders' Equity	28,182,000	24,812,000
Total Liabilities and Stockholders' Equity	$51,189,000	$47,996,000

See notes to consolidated financial statements.

TEAM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Years Ended May 31,		
	2002	2001	2000
Revenues	$85,081,000	$75,643,000	$66,636,000
Operating expenses	49,616,000	45,053,000	38,270,000
Gross margin	35,465,000	30,590,000	28,366,000
Selling, general and administrative expenses	27,686,000	25,035,000	24,461,000
Non-cash G&A compensation cost	368,000	—	—
Other expense (income)	173,000	(278,000)	(218,000)
Earnings before interest and taxes	7,238,000	5,833,000	4,123,000
Interest expense	892,000	1,616,000	1,610,000
Earnings before income taxes	6,346,000	4,217,000	2,513,000
Provision for income taxes	2,437,000	1,477,000	1,042,000
Net income	$ 3,909,000	$ 2,740,000	$ 1,471,000
Net income per common share			
— Basic	$ 0.51	$ 0.34	$ 0.18
— Diluted	$ 0.48	$ 0.34	$ 0.18
Weighted average number of shares outstanding			
— Basic	7,664,000	8,015,000	8,238,000
— Diluted	8,229,000	8,122,000	8,283,000

See notes to consolidated financial statements.

TEAM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Years Ended May 31,		
	2002	2001	2000
Net income	$3,909,000	$2,740,000	$1,471,000
Cumulative effect of an accounting change, net of tax of $21,000	(35,000)	—	—
Net losses on interest rate swaps, net of tax of $57,000	(92,000)	—	—
Reclassification adjustments related to interest rate swaps, net of tax of $43,000	70,000	—	—
Comprehensive income	$3,852,000	$2,740,000	$1,471,000

See notes to consolidated financial statements.

TEAM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	May 31, 2002	2001	2000
COMMON STOCK:			
Balance at beginning of year	$ 2,503,000	$ 2,477,000	$ 2,464,000
Shares issued	5,000	8,000	4,800
Shares retired	(71,000)	—	—
Exercise of stock options	62,000	18,000	8,200
Balance at end of year	$ 2,499,000	$ 2,503,000	$ 2,477,000
ADDITIONAL PAID-IN CAPITAL:			
Balance at beginning of year	$32,257,000	$ 32,103,000	$ 32,000,000
Shares issued	46,000	43,000	55,000
Shares retired	(741,000)	—	—
Exercise of stock options	748,000	111,000	48,000
Value of options issued in exchange for earn-out	283,000	—	—
Non-cash compensation	368,000	—	—
Balance at end of year	$32,961,000	$ 32,257,000	$ 32,103,000
ACCUMULATED DEFICIT:			
Balance at beginning of year	$(8,579,000)	$(11,319,000)	$(12,790,000)
Net income	3,909,000	2,740,000	1,471,000
Balance at end of year	$(4,670,000)	$ (8,579,000)	$(11,319,000)
UNEARNED STOCK COMPENSATION:			
Balance at beginning of year	$ —	$ (27,000)	$ (51,000)
Compensation expense	—	27,000	24,000
Balance at end of year	$ —	$ —	$ (27,000)
ACCUMULATED OTHER COMPREHENSIVE LOSS:			
Balance at beginning of year	$ —	$ —	$ —
Unrealized loss on derivative instruments	(57,000)	—	—
Balance at end of year	$ (57,000)	$ —	$ —
TREASURY STOCK:			
Balance at beginning of year	$(1,369,000)	$ (97,000)	$ (97,000)
Repurchase of common stock	(1,994,000)	(1,272,000)	—
Shares retired	812,000	—	—
Balance at end of year	$(2,551,000)	$ (1,369,000)	$ (97,000)
TOTAL STOCKHOLDERS' EQUITY	$28,182,000	$ 24,812,000	$ 23,137,000

See notes to consolidated financial statements.

TEAM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended May 31,		
	2002	2001	2000
Cash Flows From Operating Activities:			
Net income	$ 3,909,000	$ 2,740,000	$ 1,471,000
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	2,693,000	2,773,000	2,957,000
Provision for doubtful accounts	119,000	141,000	(46,000)
Other income	—	(278,000)	(218,000)
Equity in (earnings) losses of unconsolidated subsidiary and other	(17,000)	73,000	—
Deferred income taxes	(47,000)	138,000	63,000
Non cash G&A compensation cost	368,000	—	—
Changes in assets and liabilities, net of effects from business acquisitions:			
(Increase) decrease:			
Accounts receivable	(2,761,000)	(1,169,000)	(2,443,000)
Inventories	(557,000)	(424,000)	745,000
Prepaid expenses and other current assets	(215,000)	253,000	11,000
Income tax receivable	—	—	87,000
Increase (decrease):			
Accounts payable	996,000	(22,000)	875,000
Other accrued liabilities	882,000	453,000	(695,000)
Income taxes payable	(89,000)	(92,000)	1,102,000
Net cash provided by operating activities	$ 5,281,000	$ 4,586,000	$ 3,909,000
Cash Flows From Investing Activities:			
Capital expenditures	(2,043,000)	(1,563,000)	(1,525,000)
Rental and demonstration equipment	(369,000)	(524,000)	(787,000)
Proceeds from disposal of property and equipment	122,000	1,571,000	478,000
Increase in other assets, net	(102,000)	—	(120,000)
Other	—	260,000	(651,000)
Net cash used in investing activities	$(2,392,000)	$ (256,000)	$(2,605,000)
Cash Flows From Financing Activities:			
Payments under debt agreements and other long-term obligations	(1,852,000)	(2,597,000)	(2,152,000)
Issuance of common stock	812,000	180,000	140,000
Repurchase of common stock	(1,994,000)	(1,272,000)	—
Net cash used in financing activities	$(3,034,000)	$(3,689,000)	$(2,012,000)
Net increase (decrease) in cash and cash equivalents	(145,000)	641,000	(708,000)
Cash and cash equivalents at beginning of year	968,000	327,000	1,035,000
Cash and cash equivalents at end of year	$ 823,000	$ 968,000	$ 327,000
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	$ 981,000	$ 1,641,000	$ 1,555,000
Income taxes	$ 2,200,000	$ 1,426,000	$ 327,000

Supplemental schedule of non-cash investing and financing activities:

During 2000, the Company received a $365,000 note as partial consideration for the sale of real estate.

See notes to consolidated financial statements.

TEAM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of Team, Inc. (the "Company") include the financial statements of the Company and its subsidiaries. All significant intercompany transactions have been eliminated.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of assets are computed by the straight-line method over the following estimated useful lives:

Classification	Life
Buildings	20-30 years
Machinery and equipment	2-10 years

Machinery and equipment includes rental and demonstration machining tools used in the equipment sales and rental business segment totaling $1,859,000 and $1,608,000 (before accumulated depreciation of $208,000 and $176,000) at May 31, 2002 and 2001, respectively. These self-constructed assets are periodically transferred to inventory and sold as used equipment.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of acquired companies and is being amortized on a straight line basis over the estimated economic lives of the acquired companies of forty years. Amortization expense for the years ended May 31, 2002, 2001 and 2000 was approximately $275,000 in each year.

Revenue Recognition

Revenue is recognized when services are rendered or when product is shipped and risk of ownership passes to the customer.

Income Taxes

The Company accounts for taxes on income using the asset and liability method wherein deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using enacted rates.

Concentration of Credit Risk

The Company provides services to the chemical, petrochemical, refining, pulp and paper, power and steel industries throughout the United States. No single customer accounts for more than 10% of consolidated revenues.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2002 presentation.

Earnings Per Share

The Company has adopted Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings per Share," which specifies the computation, presentation and disclosure requirements for earnings per share ("EPS"). There is no difference, for any of the years presented, in the amount of net income (numerator) used in the computation of basic and diluted earnings per share. With respect to the number of weighted average shares outstanding (denominator), diluted shares reflects only the pro forma exercise of options to acquire common stock to the extent that the options' exercise prices are less than the average market price of common shares during the period.

All outstanding options were "in the money" in 2002 and therefore, no options were excluded from the computation of diluted EPS in the current year. Options to purchase 655,000, and 747,000 shares of common stock were outstanding during the years ended May 31, 2001 and 2000, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of common shares during the period.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Dividends

No dividends were paid during the current or prior two fiscal years. Pursuant to the Company's Credit Agreement, the Company may not pay quarterly dividends without the consent of its senior lender. Future dividend payments will depend upon the Company's financial condition and other relevant matters.

Interest Rate Swap Agreements

The differential to be paid or received on interest rate swap agreements is accrued as interest rates change and is recognized over the life of the agreements as an increase or decrease in interest expense. The Company does not use these instruments for trading purposes. Instead, it uses them to hedge the impact of interest rate fluctuations on floating rate debt. See Note 6 regarding the fair value of the Company's interest rate swap agreements.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, cash equivalents, accounts receivable, accounts payable and debt obligations. The carrying amount of cash, cash equivalents, trade accounts receivable and trade accounts payable are representative of their respective fair values due to the short-term maturity of these instruments. The fair values of the Company's credit facility are representative of their carrying values based upon the variable rate terms and management's opinion that the current rates offered to the Company with the same maturity and security structure are equivalent to that of the credit facility.

New Accounting Standards

Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 137 and No. 138, became effective for the Company as of June 1, 2001. Those statements establish accounting and reporting standards requiring that all derivative instruments be recorded as either assets or liabilities measured at fair value. These statements also require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, which includes an assessment of the effectiveness of the hedging instrument. The effective portion of the change in the fair value of derivatives used as cash flow hedges are reported as other comprehensive income, with all other changes reported in net income.

The Company's only derivative instrument is an interest rate swap agreement that expires in September, 2003 and which qualifies as a cash flow hedge under SFAS No. 133. The agreement was entered into in 1998 to hedge the exposure of an increase in interest rates. Pursuant to this agreement, which covers approximately $2.9 million of outstanding debt, the Company exchanged a variable LIBOR rate for a fixed LIBOR rate of approximately 5.2%. Two other swap agreements, covering approximately $3.5 million, expired on December 31, 2001.

Adoption of this new accounting standard resulted in a before tax charge to other comprehensive income of $56 thousand on June 1, 2001. During fiscal 2002, there has been an additional before tax charge to other comprehensive income of $36 thousand to reflect the increase in the mark-to-market liability associated with the swaps resulting from the continued reduction in variable rates below the fixed rate obtained by the Company. In fiscal 2002 interest expense includes approximately $113 thousand pertaining to settlements under the swap agreements. Approximately $69 thousand of the amounts in accumulated other comprehensive loss will be reclassified to interest expense over the course of the next twelve months.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141 *Accounting for Business Combinations* and SFAS No. 142 *Accounting for Goodwill and Other Intangible Assets.* SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting and prohibits the pooling-of-interest method for business combinations initiated after June 30, 2001. According to SFAS No. 142, goodwill that arises from purchases after June 30, 2001 cannot be amortized. In addition, SFAS No. 142 requires the continuation of the amortization of goodwill and all amortizable intangible assets through the end of the fiscal year preceding the adoption year, but amortization of existing goodwill will cease on the first day of the adoption year. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Accordingly, the Company will adopt SFAS No. 142 as of the beginning of its next fiscal year that commences June 1, 2002.

The Company has six months from the date it initially applies SFAS No. 142 to test goodwill for impairment and any impairment charge resulting from the initial application of the new standard must be classified as the cumulative effect of a change in accounting principle. Thereafter, goodwill should be tested for impairment at least annually and impairment losses will be presented in the operating section of the income statement. Management is currently assessing the impact that the adoption of SFAS No. 142 will have on the Company's consolidated financial statements. In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The statement applies to legal obligations associated with the retirement of long-lived assets, except for certain obligations of lessees. SFAS 143 is effective for the Company in June 2003. Management is in the process of evaluating the impact of the adoption of Statement 143.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections," was issued in April 2002. SFAS No. 145 provides guidance for income statement classification of gains and losses on extinguishment of debt and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 is effective for the Company in June 2003. The Company is evaluating the impact of SFAS No. 145.

SFAS No. 146, "Accounting for Exit or Disposal Activities" was issued in June 2002. SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS No. 146 is effective for the Company in June 2003. The Company is evaluating the impact of SFAS No. 146.

2. Receivables

Receivables consist of:

	May 31, 2002	May 31, 2001
Trade accounts receivable	$17,649,000	$14,918,000
Other receivables	112,000	82,000
Allowance for doubtful accounts	(511,000)	(392,000)
Total	$17,250,000	$14,608,000

See note 10 for discussion of trade receivables subject to foreign currency risk.

The following summarizes the activity in the allowance for doubtful accounts:

	May 31, 2002	May 31, 2001
Balance at beginning of year	$392,000	$251,000
Provision for doubtful accounts	119,000	141,000
Balance at end of year	$511,000	$392,000

3. Inventories

Inventories consist of:

	May 31, 2002	May 31, 2001
Raw materials	$ 953,000	$ 935,000
Finished goods and work in progress	7,849,000	7,310,000
Total	$8,802,000	$8,245,000

4. Other Accrued Liabilities

Other accrued liabilities consist of:

	May 31, 2002	May 31, 2001
Payroll and other compensation expenses	$1,736,000	$1,537,000
Insurance accruals	1,334,000	1,000,000
Accrued interest	104,000	222,000
Current payments due to former officers	264,000	301,000
Other	856,000	216,000
Total	$4,294,000	$3,276,000

5. Income Taxes

The provision for income taxes attributable to pre-tax earnings are as follows:

	Fiscal Years Ended May 31,		
	2002	2001	2000
Federal income taxes:			
Current	$2,016,000	$1,179,000	$ 843,000
Deferred	(37,000)	177,000	31,000
State income taxes:			
Current	468,000	159,000	136,000
Deferred	(10,000)	(38,000)	32,000
Total	$2,437,000	$1,477,000	$1,042,000

A reconciliation between income taxes related to earnings before income taxes and income taxes computed by applying the statutory federal income tax rate to such earnings follows:

	Fiscal Years Ended May 31,		
	2002	2001	2000
Earnings before federal income taxes	$6,346,000	$4,217,000	$2,513,000
Computed income taxes at statutory rate	$2,158,000	$1,434,000	$ 854,000
Liquidation of foreign subsidiary	—	(400,000)	—
Goodwill amortization	93,000	93,000	93,000
State income taxes	309,000	160,000	111,000
Foreign (gain) losses	(2,000)	104,000	—
Other	(121,000)	86,000	(16,000)
Total	$2,437,000	$1,477,000	$1,042,000

During fiscal 2001, a United Kingdom subsidiary was liquidated (see note 8). The subsidiary had incurred operating losses since the early 1990's; however, no tax benefit had been recognized or realized since the utilization of such benefits could not be assured prior to the liquidation of the subsidiary. With the liquidation of the subsidiary, the Company will recognize the tax benefit of the losses in its fiscal year 2001 Federal income tax return.

A summary of the significant components of the Company's deferred tax assets and liabilities follows:

	May 31, 2002	May 31, 2001
Receivables	$ 207,000	$ 175,000
Accrued expenses and other liabilities	850,000	855,000
Inventory	133,000	99,000
Gross deferred assets	1,190,000	1,129,000
Property, plant and equipment	(761,000)	(752,000)
Other	(179,000)	(209,000)
Gross deferred liabilities	(940,000)	(961,000)
Net deferred taxes	$ 250,000	$ 168,000

No valuation account is required for the deferred tax assets as the Company is projecting profitable fiscal years in the future that will allow it to realize the benefits of the net deferred tax assets. Most of the assets represent temporary differences on certain accruals that will reverse over a period of less than 10 years.

6. Long-Term Debt

Long-term debt consists of:

	May 31, 2002	May 31, 2001
Revolving loan	$ 5,919,000	$ 5,960,000
Term and mortgage notes	7,540,000	9,022,000
Capital lease obligations	31,000	85,000
	13,490,000	15,067,000
Less current portion	1,512,000	1,536,000
Total	$11,978,000	$13,531,000

Maturities of long-term debt are as follows:

FY2003	$ 1,512,000
2004	10,794,000
2005	125,000
2006	125,000
2007	125,000
Thereafter	809,000
	$13,490,000

The Company has a $24 million bank credit facility that consists of: (i) a $12,500,000 revolving loan, which matures September 30, 2003, (ii) $9,500,000 in term loans for business acquisitions and (iii) a $2,000,000 mortgage loan. Amounts borrowed against the term loans are due in quarterly installments in the amount of $339,000 until the loans mature on September 30, 2003. Amounts borrowed against the mortgage loan are repaid in quarterly installments of $31,000 until its maturity date of September 30, 2008. Amounts outstanding under the credit facility bear interest at a marginal rate over either the LIBOR rate or the prime rate. At May 31, 2002, the Company's marginal rate was 1.5% over the LIBOR rate. The weighted average rate on outstanding borrowings at May 31, 2002 is approximately 4.3%. The Company also pays a commitment fee of .25% per annum on the average amount of the unused availability under the revolving loan.

The Company entered into an interest rate swap agreement that expires in September, 2003 and which qualifies as a cash flow hedge under SFAS No. 133. The agreement was entered into in 1998 to hedge the exposure of an increase in interest rates. Pursuant to this agreement, which covers approximately $2.9 million of outstanding debt, the Company exchanged a variable LIBOR rate for a fixed LIBOR rate of approximately 5.2%. Two other swap agreements, covering approximately $3.5 million, expired on December 31, 2001.

As the interest rates on the credit facility are based on market rates, the fair value of amounts outstanding under the facility approximate the carrying value. The interest rate swap agreements, which have no carrying value, had a negative mark-to-market value of approximately $92,000 and $56,000 at May 31, 2002 and 2001, respectively. The fair value of interest rate swaps is estimated by discounting expected cash flows using quoted market interest rates.

Loans under the credit facility are secured by substantially all of the assets of the Company. The terms of the agreement require the maintenance of certain financial ratios and limit investments, liens, leases and indebtedness, and dividends, among other things. At May 31, 2002 and 2001, the Company was in compliance with all credit facility covenants.

At May 31, 2002, the Company was contingently liable for $1.4 million in outstanding stand-by letters of credit and, at that date, approximately $5.2 million was available to borrow under the credit facility.

7. Other Long-Term Liabilities

Other liabilities consisted of:

	May 31, 2002	May 31, 2001
Post retirement payments	$ 886,000	$1,187,000
Deferred compensation due former officer	419,000	428,000
Less amounts due in one year	(264,000)	(301,000)
	$1,041,000	$1,314,000

Amounts due within one year of $264,000 and $301,000, respectively, are included in other accrued liabilities in the accompanying consolidated balance sheet.

Post Retirement Benefits:

The Company is obligated for post-retirement benefits to three former officers with payments due through 2007. Future maturities of amounts due under post retirement benefit agreements are as follows:

2003	$264,000
2004	238,000
2005	245,000
2006	100,000
2007	39,000
	$886,000

Deferred Compensation Arrangement:

Under a nonqualified deferred compensation agreement, a former officer of the Company (the "Participant") elected to defer a portion of his compensation into a trust established by the Company. The trust assets, consisting of cash and cash equivalents, are subject to the claims of the Company's creditors in the event of the Company's insolvency, until paid to the Participant and his beneficiaries. In accordance with EITF 97-14, "Accounting for Deferred Compensation Arrangements where amounts earned are held in a

Rabbi Trust and Invested," the accounts of the trust have been consolidated into the Company's financial statements for fiscal 2002 and 2001. The principal of the trust and any earnings thereon are to be used exclusively for the uses and purposes of the Participant and general creditors of the Company in the event of the Company's insolvency, and therefore the trust assets of $418,000 and $428,000 at May 31, 2002 and 2001, respectively, have been classified as restricted cash in the balance sheet.

8. Other Expense (Income)

In 2002, other expense of $173,000 consists of severance and related costs associated with a reduction in work force at Climax. All such amounts were paid during the year ended May 31, 2002. In fiscal 2001, the Company sold rental property for $1.575 million in cash (net). The property was carried as a corporate asset unrelated to either of the Company's operating segments. The transaction, net of other charges, resulted in a gain of $360,000. Also in 2001, the Company completed the sale of substantially all of the assets and operations of a small operating subsidiary located in the United Kingdom resulting in a loss on disposal of the business of $82 thousand. The operations of the UK subsidiary were not material to the Company's business. In fiscal 2000, other income consisted of the gain on the sale of real estate.

9. Stock Options and Employee Benefit Plans

Stock Options:

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is, generally, recognized. Pursuant to various option plans, the Company has granted options to purchase common stock to officers, directors and employees at prices equal to or greater than the market value of the common stock on the date of grant. The exercise price, terms and other conditions applicable to each option granted under the Company's plans are generally determined by the Compensation Committee at the time of grant of each option and may vary.

In addition to the options granted under the option plans discussed above, the Company's chief executive officer was granted options to purchase 200,000 shares of common stock at a price of $3.625 per share upon joining the Company in 1998. Such grant was subject to a vesting schedule based on stock performance measures which provided that one third of the options vest upon the sustained achievement of average stock prices of $7.00, $10.50, and $14.00 per share. The first standard was met near the end of May 2002, when the price of Team's stock was $9.15 per share. Consequently, at that time, the Company was required to recognize a non-cash G&A compensation charge associated with one third of the options totaling $368,000 (approximately $0.03 effect on earnings per share, net of tax).

In July 2002, the Board of Directors modified the vesting requirements of the remaining 133,333 performance based options held by the chief executive officer as well as 20,000 performance based options held by an officer of one of the Company's subsidiaries. The modification causes the remaining options to vest on May 31, 2008 unless earlier vesting occurs, in the case of the chief executive officer, as a result of the achievement of the $10.50 and $14.00 stock-price hurdles described above. The modification allows the Company to fix the amount of the future non-cash G&A compensation expense associated with the remaining options ($750,000) and to recognize the charge against earnings ratably over a six-year period of time ($125,000 per year), unless otherwise accelerated by the achievement of the performance hurdles.

Transactions under all plans are summarized below: (For purposes of the summary, the chief executive officer's 66,667 performance options that vested in fiscal 2002 are included as fiscal 2002 grants.

	Fiscal Years Ended May 31,					
	2002		2001		2000	
	Number of Options	Weighted Average Price	Number of Options	Weighted Average Price	Number of Options	Weighted Average Price
Shares under option, beginning of year	1,114,800	$3.06	1,111,000	$3.11	1,029,200	$3.03
Changes during the year:						
Granted	391,200	$4.14	142,000	$2.04	226,000	$3.29
Exercised	(209,000)	$3.88	(60,700)	$2.13	(27,300)	$2.13
Canceled	(20,000)	$3.63	(77,500)	$3.43	(116,900)	$2.97
Shares under option, end of year	1,277,000	$3.41	1,114,800	$3.00	1,111,000	$3.11
Exercisable at end of year	980,000	$3.27	824,000	$3.06	705,000	$2.97
Available for future grant	174,000		410,000		413,000	
Weighted average grant-date fair value of options granted during year	$ 1.29		$ 0.99		$ 1.45	

For options outstanding at May 31, 2002, the range of exercise prices and remaining contractual lives are as follows:

Range of Prices	Number of Options	Weighted Average Price	Weighted Average Life (in years)
$1.94 to $2.75	326,000	$2.24	6.2
$3.06 to $3.50	453,000	$3.46	7.0
$3.56 to $7.20	498,000	$4.09	7.6
	1,277,000	$3.39	7.0

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for the options granted after this date was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001, and 2000, respectively: risk-free interest rate of 3.8%, 4.5%, and 6.6%; volatility factor of the expected market price of the Company's common stock of 42.8%, 73.8%, and 47.6%; expected dividend yield percentage of 0.0% for each period; and a weighted average expected life of the option of three years for each period.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Company's pro forma information, as if the fair value method described above had been adopted, is as follows:

	Fiscal Years Ended May 31,		
	2002	2001	2000
Net income — as reported	$3,909,000	$2,740,000	$1,471,000
Pro forma net income	$3,746,000	$2,536,000	$1,184,000
Earnings per share — diluted	$ 0.48	$ 0.34	$ 0.14
Pro forma earnings per share — diluted	$ 0.46	$ 0.31	$ 0.14

Employee Benefit Plans:

Under the Team, Inc. Salary Deferral Plan, contributions are made by qualified employees at their election and matching Company contributions are made at specified rates. Company contributions in fiscal 2002, 2001 and 2000, were $319,000, $302,000, and $259,000, respectively.

10. Commitments and Contingencies

Loss Contingencies

In May 2002, a jury verdict was rendered against the Company in an employment related case brought in the United States District Court for the Western District of Louisiana. The case involves allegations of misconduct by personnel in one of the Company's branches during the years 1998 and 1999. In August 2002, the Court ruled on certain post-trial motions and determined that, with respect to one of the two plaintiffs, a $300,000 judgment will be entered against the Company. With respect to the second plaintiff, the Court set aside the jury verdict on most points and granted the Company's motion for a new trial on a specific issue. The Company is presently evaluating its legal options with respect to this case. In management's opinion, an adequate accrual has been made in the financial statements as of May 31, 2002 to provide for the probable amount of loss in this case.

In December 2001, the Company was named a defendant in a lawsuit, along with 18 other parties, alleging that a former subsidiary, French Ltd. ("French"), was involved in the illegal disposal of hazardous substances during the years 1969 and 1970. The plaintiff's allege that Team is a successor-in-interest to French and is, therefore, liable for contribution to a settlement embodied in a consent decree entered into by the plaintiffs with the EPA in 1998. French was acquired by Team in 1978 and sold back to its prior owner in 1984. The case is early in the discovery stage and the Company is unable to estimate a range of potential loss, if any, with respect to this matter. However, the Company vigorously denies that it is a successor-in-interest of French and that it has any responsibility in this matter.

The Company has a U.S. dollar receivable ($250,000, net) from a Venezuelan contractor to the national oil company of Venezuela ("PDVSA"), pertaining to services performed by the Company in fiscal 2002. While the contractor has committed to honor its US dollar obligation to Team, its arrangement with PDVSA is in the local Venezuelan currency, the Bolivar, which has depreciated significantly against the dollar. The Company believes it has adequately provided for any losses associated with this receivable.

The Company and certain subsidiaries are involved in various other lawsuits and are subject to various claims and proceedings encountered in the normal conduct of business. In the opinion of management, any uninsured losses that might arise from these lawsuits and proceedings will not have a materially adverse effect on the Company's consolidated financial statements.

Lease Commitments

The Company's capital leases relate to certain computer equipment and software, whose capitalized balances are not significant to property, plant and equipment. The Company also has operating leases which relate to facilities and transportation and other equipment which are leased over terms ranging from one to five years with typical renewal options and escalation clauses. Rental payments on operating leases charged against earnings were $2,848,000, $2,151,000, and $1,991,000 in 2002, 2001, and 2000, respectively. Minimum rental commitments for future periods are as follows:

Year ending May 31,	Capital Leases	Operating Leases	Total
2003	$32,000	$2,926,000	$2,958,000
2004	—	2,168,000	2,168,000
2005	—	1,269,000	1,269,000
2006	—	397,000	397,000
2007	—	40,000	40,000
Total minimum payments	$32,000	$6,800,000	$6,832,000
Less: amount representing interest	(1,000)		
Present value of lease payments	$31,000		

11. Common Stock

In June 2001, the Company completed the reacquisition of 235,647 shares of its common stock for $812,000, including expenses, pursuant to a self-tender offer announced in April 2001. These shares were retired and, accordingly, the cost was charged to Common Stock (at par value of $.30 per share) and to Additional Paid-in Capital. Additionally, during fiscal 2002, the Company reacquired approximately 200,000 shares pursuant to an approved, open market repurchase plan at a average price of $5.93 per share. In fiscal 2001, the Company repurchased 449,720 shares of its outstanding common stock at a weighted average price of $2.83 per share. The shares acquired through open market purchases have not been formally retired and, accordingly, are carried as treasury stock.

The following summarizes the activity of shares outstanding for the years 2002 and 2001:

	Common Stock Issued	Treasury Stock	Shares Outstanding
Number of Shares, May 31, 1999	8,213,652	(9,700)	8,203,952
Shares issued for director fees	15,969	—	15,969
Exercise of stock options	27,333	—	27,333
Number of Shares, May 31, 2000	8,256,954	(9,700)	8,247,254
Shares issued for director fees	25,700	—	25,700
Exercise of stock options	60,000	—	60,000
Shares repurchased	—	(449,720)	(449,720)
Number of shares, May 31, 2001	8,342,654	(459,420)	7,883,234
Shares issued for director fees	15,150	—	15,150
Exercise of stock options	208,975	—	208,975
Shares repurchased	—	(434,747)	(434;747)
Shares retired	(235,647)	235,647	—
Number of shares, May 31, 2002	8,331,132	(658,520)	7,672,612

As of May 31, 2002, the Company is authorized by its Board of Directors and lender to expend up to an additional $1.6 million on open market repurchases.

12. Industry Segment Information

The Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," in fiscal 1999. SFAS No. 131 requires that the Company disclose certain information about its operating segments where operating segments are defined as "components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance." Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.

Pursuant to SFAS No. 131, the Company has two reportable segments: industrial services and equipment sales and rentals. The industrial services segment includes services consisting of leak repair, hot tapping, emissions control monitoring, field machining, and mechanical inspection. The equipment sales and rental segment consists of the Climax business.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on earnings before interest and income taxes. Inter-segment sales are eliminated in the operating measure used by the Company to evaluate segment performance, and this has been eliminated in the following schedule. Interest is not allocated to the segments.

Information about business segments for the fiscal years 2002, 2001 and 2000 is set forth below:

Fiscal Year ended May 31, 2002

	Industrial Services	Equipment Sales and Rentals	Corporate and Other	Total
Revenues	$74,513,000	$10,568,000	$ —	$85,081,000
Earnings before interest and taxes	11,470,000	547,000	(4,779,000)	7,238,000
Interest	—	—	892,000	892,000
Earnings before income taxes	$11,470,000	$ 547,000	$(5,671,000)	$ 6,346,000
Depreciation and amortization	$ 1,644,000	$ 684,000	$ 365,000	$ 2,693,000
Capital expenditures	$ 1,829,000	$ 120,000	94,000	$ 2,043,000
Identifiable assets	$35,430,000	$12,247,000	$ 3,512,000	$51,189,000

Fiscal Year ended May 31, 2001

	Industrial Services	Equipment Sales and Rentals	Corporate and Other	Total
Revenues	$66,492,000	$ 9,151,000	$ —	$75,643,000
Earnings before interest and taxes	9,831,000	(189,000)	(3,809,000)	5,833,000
Interest	—	—	1,616,000	1,616,000
Earnings before income taxes	$ 9,831,000	$ (189,000)	$(5,425,000)	$ 4,217,000
Depreciation and amortization	$ 1,635,000	$ 716,000	$ 422,000	$ 2,773,000
Capital expenditures	$ 1,351,000	$ 153,000	59,000	$ 1,563,000
Identifiable assets	$32,563,000	$12,011,000	$ 3,422,000	$47,996,000

Fiscal Year ended May 31, 2000

	Industrial Services	Equipment Sales and Rentals	Corporate and Other	Total
Revenues	$56,053,000	$10,583,000	$ —	$66,636,000
Earnings before interest and taxes	7,267,000	777,000	(3,921,000)	4,123,000
Interest	—	—	1,610,000	1,610,000
Earnings before income taxes	$ 7,267,000	$ 777,000	$(5,531,000)	$ 2,513,000
Depreciation and amortization	$ 1,669,000	$ 855,000	$ 433,000	$ 2,957,000
Capital expenditures	$ 1,190,000	$ 304,000	31,000	$ 1,525,000
Identifiable assets	$31,381,000	$12,616,000	$ 4,387,000	$48,384,000

13. Acquisitions

In July 2001, the Company entered into an exchange agreement with the former owners of X-Ray Inspection, Inc. which was acquired by the Company in April 1999. Pursuant to the agreement, the Company's obligation for contingent future consideration (up to $2.5 million depending on future earnings of X-Ray) was cancelled in exchange for the issuance of options to acquire 100,000 of the Company's common stock (at $3.50 per share) and the nomination of the principal former owner of X-Ray to the Company's Board of Directors. The value of the options issued in exchange for the cancellation of the contingent future consideration ($283,000) was recorded as additional goodwill with an offsetting credit to additional paid-in capital.

14. Quarterly Results of Operations (Unaudited)

The Company's consolidated results of operations by quarter for the fiscal years ended May 31, 2002, and 2001 are shown below.

	Fiscal 2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$19,828,000	$21,594,000	$19,047,000	$24,612,000
Gross margin	$ 8,183,000	$ 9,043,000	$ 7,879,000	$10,360,000
Net income	802,000	1,244,000	526,000	1,337,000
Net income per share:				
Basic	$ 0.10	$ 0.16	$ 0.07	$ 0.17
Diluted	$ 0.10	$ 0.15	$ 0.06	$ 0.16

	Fiscal 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$16,776,000	$19,545,000	$18,656,000	$20,666,000
Gross margin	$ 6,592,000	$ 7,915,000	$ 7,313,000	$ 8,770,000
Net income	211,000	879,000	619,000	1,031,000
Net income per share — basic and diluted	$ 0.03	$ 0.11	$ 0.08	$ 0.13

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

There have been no disagreements concerning accounting and financial disclosures with the Company's independent accountants within the past two years.

PART III

The information contained in Items 10, 11, 12 and 13 of Part III has been omitted from this Report on Form 10-K since the Company will file, not later than 120 days following the close of its fiscal year ended May 31, 2002, its definitive proxy statement. The information required by Part III will be included in that proxy statement and such information is hereby incorporated by reference, with the exception of the information under the headings "Compensation Committee Report" and "Comparison of Total Shareholders' Return."

PART IV

ITEM 14. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) *1. Financial Statements*

The following consolidated financial statements of Team, Inc. and its subsidiaries are included in Part II, Item 8.

2. Financial Statement Schedules

All other schedules are omitted because they are not applicable or because the required information is included in the Consolidated Financial Statements or Notes thereto.

3. Exhibits

Exhibit Number	Description
3.1*	— Second Restated Articles of Incorporation of the Company, as amended through August 31, 1999, (filed as Exhibit 3(a) to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1999)
3.2*	— Bylaws of the Company (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-2, File No. 33-31663)
4.1*	— Certificate representing shares of common stock of Company (filed as Exhibit 4(1) to the Company's Registration Statement on Form S-1, File No. 2-68928)

Exhibit Number	Description
10.1*#	— Employment Agreements and Consulting and Salary Continuation Agreements between the Company and certain of its executive officers (filed as Exhibit 10(f) to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1988, as Exhibit 10 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1989, as amended by Form 8 dated October 19, 1989, and Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1990)
10.2*	— Team, Inc. Salary Deferral Plan (filed as Exhibit 99(a) to the Company's Registration Statement on form S-8, File No. 333-74062)
10.3*#	— Team, Inc. Restated Non-Employee Directors' Stock Option Plan as amended through March 28, 1996 (filed as Exhibit 10(z) to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1996)
10.4*#	— Amendment dated January 9, 1997, to the Team, Inc. Restated Non-Employee Directors Stock Option Plan (filed as Exhibit 10(m) to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1997)
10.5*#	— Amendment dated January 29, 1998, to the Team, Inc. Restated Non-Employee Directors Stock Option Plan (filed as Exhibit 10(k) to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1997)
10.6#	— Amendment dated September 27, 2001 to the Team, Inc. Restated Non-Employee Directors' Stock Option Plan
10.7*#	— Team, Inc. Officers' Restricted Stock Option Plan dated December 14, 1995 (filed as Exhibit 10(dd) to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1996)
10.8*#	— First Amendment to the Consulting and Salary Continuation Agreement by and between Team, Inc. and George W. Harrison dated December 24, 1990 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the Quarter ended November 30, 1996)
10.9*#	— First Amendment to Employment Agreement by and between Philip J. Hawk and Team, Inc. effective October 1, 2001 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 2002)
10.10*#	— Incentive Stock Option Award Agreement by and between Philip J. Hawk and Team, Inc. dated November 2, 1998 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1998)
10.11*#	— Standard Restricted Stock Option Award Agreement by and between Philip J. Hawk and Team, Inc. dated November 2, 1998 (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1998)
10.12*#	— First Amendment to Price Vested Restricted Stock Option Award Agreement by and between Philip J. Hawk and Team, Inc. dated October 1, 2001 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 2002)
10.12#	— Second Amendment dated July 11, 2002 to Price Vested Restricted Stock Option Award Agreement by and between Philip J. Hawk and Team, Inc.
10.14*#	— Stock Purchase Agreement by and between Philip J. Hawk and Team, Inc. dated November 2, 1998 (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1998)

Exhibit Number	Description
10.15*#	— Incentive Stock Option Award Agreement by and between Philip J. Hawk and Team, Inc. dated October 1, 2001 (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 2002)
10.16*	— Stock Purchase Agreement by and between Team, Inc. and Houston Post Oak Partners, Ltd. Dated June 9, 1998 (filed as a exhibit to the Company's Current Report on Form 8-K filed June 8, 1998)
10.17*	— 1998 Incentive Stock Option Plan dated January 29, 1998 (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998)
10.18*	— Credit Agreement dated August 28, 1998 among Team, NationsBank, N.A. and various Financial Institutions named in the Credit Agreement (filed as Exhibit 2.5 to the Company's Current Report on Form 8-K filed September 9, 1998)
10.19#	— Exchange Agreement by and among E. Patrick Manuel, B. Dal Miller and Team, Inc. dated July 5, 2001.
10.20#	— Stock Option Agreement by and between B. Dal Miller and Team, Inc. dated July 5, 2001.
21*	— Subsidiaries of the Company (filed as Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1999)
23.1	— Consent of Independent Auditor — KPMG LLP
23.2	— Consent of Independent Auditor — Deloitte & Touche LLP
99.1	— Written Statement of the Chief Executive Officer of Team, Inc. pursuant to 18 U.S.C. Section 1350
99.2	— Written Statement of the Chief Financial Officer of Team, Inc. pursuant to 18 U.S.C. Section 1350.

* Incorporated herein by reference to the respective filing identified above.

Management contracts and/or compensation plans required to be filed as an exhibit to this Form 10-K pursuant to Item 14(c) of Form 10-K.

(b) *Reports on Form 8-K.*

The Company filed two (2) reports on form 8-K during the fourth quarter, both covering Item 4, Changes in Registrants Certified Accountant. The dates of the reports were April 23, 2002 and May 2, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized August 28, 2002.

TEAM, INC.

By: /s/ PHILIP J. HAWK

Philip J. Hawk
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacity and on the dates indicated.

/s/ PHILIP J. HAWK (Philip J. Hawk)	Chief Executive Officer and Director	August 28, 2002
/s/ GEORGE W. HARRISON (George W. Harrison)	Director	August 28, 2002
/s/ JACK M. JOHNSON, JR. (Jack M. Johnson, Jr.)	Director	August 28, 2002
/s/ E. THEODORE LABORDE (E. Theodore Laborde)	Director	August 28, 2002
/s/ E. PATRICK MANUEL (E. Patrick Manuel)	Director	August 28, 2002
/s/ LOUIS A. WATERS (Louis A. Waters)	Director	August 28, 2002
/s/ SIDNEY B. WILLIAMS (Sidney B. Williams)	Director	August 28, 2002
/s/ TED W. OWEN (Ted W. Owen)	Vice President Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 28, 2002

Operating Locations

Principal Operating Subsidiaries

Team Industrial Services, Inc.
Teaminc Europe
Team Industrial Services, (Asia) Pte. Ltd.
Climax Portable Machine Tools, Inc.
X-Ray Inspection, Inc.

Domestic Offices

Decatur, Alabama
Mobile, Alabama
San Francisco, California
Los Angeles, California
Denver, Colorado
Augusta, Georgia
Chicago, Illinois
Belle Chasse, Louisiana
New Orleans, Louisiana
Lafayette, Louisiana
Baton Rouge, Louisiana
Lake Charles, Louisiana
Bangor, Maine
Minneapolis, Minnesota
St. Louis, Missouri
Billings, Montana
Blackwood, New Jersey
Newark, New Jersey
Syracuse, New York
Wilmington, North Carolina
Cincinnati, Ohio
Toledo, Ohio
Tulsa, Oklahoma
Newberg, Oregon
Pittsburgh, Pennsylvania
Chattanooga, Tennessee
Alvin, Texas
Beaumont, Texas
Borger, Texas
Corpus Christi, Texas
Longview, Texas
Odessa, Texas
Pasadena, Texas
Pearland, Texas
Texas City, Texas
Richmond, Virginia
Charleston, West Virginia

International Offices

Aruba
Germany
Singapore
Trinidad and Tobago

International Representation

Australia
Belgium
Canada
France
Mexico
The Netherlands
Norway
Saudi Arabia
Spain
Taiwan
United Kingdom
Venezuela

Directors and Officers

Directors

Philip J. Hawk
Chairman of the Board and Chief Executive Officer Team, Inc.

George W. Harrison
Retired, former Officer of Team, Inc.

Jack M. Johnson, Jr.
Managing General Partner Wintermann & Company (real estate management)

E. Theodore Laborde
Retired, Marsh & McLennan, Inc. (insurance brokerage services)

E. Patrick Manuel
Retired, former President of X-Ray Inspection, inc.

Louis A. Waters
Managing General Partner Houston Post Oak Partners, Ltd. (investment company)

Sidney B. Williams
Partner Chamberlain, Hrdlicka, White, Williams & Martin (legal services)

Corporate Officers

Philip J. Hawk
Chairman of the Board and Chief Executive Officer

Kenneth M. Tholan
President and Chief Operating Officer

Ted W. Owen
Vice President Chief Financial Officer, Secretary and Treasurer

John P. Kearns
Senior Vice President

Clark A. Ingram
Vice President

Corporate Information

Registrar and transfer agent

Communications regarding change of address, transfer of stock ownership, lost stock certificates or consolidation of multiple listings should be directed to:

Registrar and Transfer Company
Attn: Investor Relations
10 Commerce Drive
Cranford, New Jersey 07016
Phone: 800-368-5948
Fax: 908-497-2318
E-Mail: invrelations@rtco.com

Outside legal counsel

Chamberlain, Hrdlicka, White, Williams & Martin
1400 Citicorp Center, 1200 Smith Street
Houston, TX 77002

Independent Auditors

KPMG LLP
700 Louisiana St.
Houston, TX 77002

Corporate headquarters

Stockholders or other interested persons wishing to be placed on the corporate mailing list should write to the corporate headquarters.

200 Hermann Drive
Alvin, Texas 77511
(281) 331-6154
Fax (281) 331-4107

Internet access

You can visit our World Wide Web site using the following address: http://www.teamindustrialservices.com